UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. *)


                               Inamed Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   45323-51-03
                                 (CUSIP Number)

                                Hank Gracin, Esq.
                                 Lehman & Eilen
                    50 Charles Lindbergh Boulevard, Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communication)

                                  April 6, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45323-51-03               13D                      Page 2 of 11 Pages



1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Little Wing L.P., Social Security No. 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 281,250

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 281,250

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 281,250

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.19%

14.      TYPE OF REPORTING PERSON: PN

CUSIP NO. 45323-51-03              13D                    Page 3 of 11 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Quilcap Corp., Fed. I.D. No. 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER:  281,250

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER:  281,250

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  281,250

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.19%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 45323-51-03            13D                      Page 4 of 11 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 120,000

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 120,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 120,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.36%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 45323-51-03            13D                        Page 5 of 11 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Contrary Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Ireland

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 76,000

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 76,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 76,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .86%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 45323-51-03                     13D             Page 6 of 11 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Quilcap International Corp., Fed. I.D. No. 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 196,000

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 196,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 196,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.22%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 45323-51-03                  13D                  Page 7 of 11 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Parker Quillen, ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 477,250

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 477,250

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 477,250

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.41%

14.      TYPE OF REPORTING PERSON: IN

CUSIP NO. 45323-51-03                  13D                   Page 8 of 11 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               INAMED CORPORATION
                                (Name of Company)


Item 1.           Security and Issuer.

         The title of the class of equity security to which this statement relates is the common stock, $.01 par value per share ("Common Stock"), of Inamed Corporation, a Florida corporation (the "Company"), whose principal executive offices are located at 3800 Howard Hughes Parkway, Suite 900, Las Vegas, Nevada 89109.

Item 2.           Identity and Background

              (a) This filing is made by: (i) Little Wing, L.P., a Delaware limited partnership ("Little Wing"), (ii) Tradewinds Fund Ltd. ("Tradewinds") a British Virgin Islands corporation which has entered into a contract to receive investment management services from Quilcap International Corp.; (iii) Contrary Fund Ltd. ("Contrary") a corporation formed in the Republic of Ireland which has entered into a contract to receive investment management services from Quilcap International Corp.; (iv) Quilcap Corp. ("Quilcap") a Delaware corporation which is the General Partner of Little Wing; (v) Quilcap International Corp. ("International") a Delaware corporation which is the Investment Manager for Tradewinds and Contrary; and (vi) Parker Quillen, ("Quillen") the President of Quilcap and International.

                  (b) The address of Little Wing is c/o Quilcap Corp., 375 Park Avenue - Suite 1404, New York, New York 10152. Quilcap, International, Tradewinds, Contrary and Quillen all share the same address with Little Wing.

                  (c) (i) the principal business of Little Wing is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing;
(iii) the principal business of Tradewinds and Contrary is that of private investment entities engaging in the purchase and sale of securities; (iv) the principal business of International is serving as Investment Manager for various entities, including Tradewinds and Contrary; (iv) the principal business of Quillen is serving as the President of Quilcap and International.

        (d) None of the persons referred to in paragraph 2 (a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 45323-51-03                  13D                  Page 9 of 11 Pages


        (e) None of the persons referred to in paragraph 2 (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Mr. Quillen is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration

         The shares of Common Stock acquired by Little Wing, Tradewinds and Contrary, respectively, were in each case purchased with their working capital in open market transactions.

Item 4.           Purpose of the Transaction

         Little Wing, Tradewinds and Contrary acquired the shares of Common Stock in the Company for investment purposes only. Little Wing, Tradewinds and Contrary may make further purchases of Common Stock from time to time and each entity may dispose of any or all of the respective shares of Common Stock held by it at any time. Little Wing, Quilcap, Tradewinds, Contrary, International and Quillen have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. Any of the entities and/or Quillen may, at any time and from time to time, review or reconsider their respective positions with respect to the Company, and formulate plans or proposals with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.           Interest in Securities of the Issuer

         (a) As of April 6, 1998, Little Wing beneficially owned 281,250 shares of Common Stock, constituting approximately 3.19% of the shares outstanding based on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the last periodic disclosure document filed by the Company).

         Little Wing engaged in the following transactions in the Company's Common Stock during the 60 days prior to the April 6, 1998 date of this Report:

2/18/98..........................................Purchased 18900 shares at $5 per share
2/19/98..........................................Purchased 3150 shares at $5 per share
3/11/98..........................................Purchased 16900 shares at $4.2685 per share
3/12/98..........................................Purchased 3770 shares at $4.125 per share
3/13/98..........................................Purchased 5510 shares at $4.125 per share
3/16/98..........................................Purchased 36480 shares at $5.3486 per share
3/16/98..........................................Purchased 36480 shares at $5.3486 per share
3/17/98..........................................Purchased 11800 shares at $5.432 per share

CUSIP NO. 45323-51-03                  13D                Page 10 of 11 Pages



3/17/98..........................................Purchased 11800 shares at $5.372 per share
3/18/98..........................................Purchased 9700 shares at $5.375 per share
3/23/98..........................................Purchased 3000 shares at $5.125 per share
3/24/98..........................................Purchased 26100 shares at $5.4722 per share
3/25/98..........................................Purchased 11600 shares at $5.25 per share
3/26/98..........................................Purchased 23200 shares at $5.2344 per share
3/31/98..........................................Purchased 2320 shares at $5.25 per share
4/01/98..........................................Purchased 7700 shares at $5.25 per share
4/01/98..........................................Purchased 7700 shares at $4.125 per share
4/02/98..........................................Purchased 1000 shares at $5.25 per share
4/03/98..........................................Purchased 22070 shares at $6 per share
4/06/98..........................................Purchased 76300 shares at $8.2969 per share

         (b) As of April 6, 1998, Tradewinds beneficially owned 120,000 shares of Common Stock, constituting approximately 1.36% of the shares outstanding based on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the last periodic disclosure document filed by the Company).

         Tradewinds engaged in the following transactions in the Company's Common Stock during the 60 days prior to the April 6, 1998 date of this Report:

2/18/98..........................................Purchased 6300 shares at $5 per share
2/19/98..........................................Purchased 1050 shares at $5 per share
3/11/98..........................................Purchased 9200 shares at $4.2685 per share
3/12/98..........................................Purchased 1560 shares at $4.125 per share
3/13/98..........................................Purchased 2280 shares at $4.125 per share
3/16/98..........................................Purchased 15100 shares at $5.3486 per share
3/16/98..........................................Purchased 15100 shares at $5.3486 per share
3/17/98..........................................Purchased 4900 shares at $5.432 per share
3/17/98..........................................Purchased 4900 shares at $5.372 per share
3/18/98..........................................Purchased 3900 shares at $5.375 per share
3/23/98..........................................Purchased 1000 shares at $5.125 per share
3/24/98..........................................Purchased 10800 shares at $5.4722 per share
3/24/98..........................................Purchased 10800 shares at $5.4722 per share
3/25/98..........................................Purchased 4800 shares at $5.25 per share
3/26/98..........................................Purchased 9600 shares at $5.2344 per share
3/31/98..........................................Purchased 960 shares at $5.25 per share
4/1/98...........................................Purchased 2860 shares at $5.25 per share
4/1/98...........................................Purchased 2860 shares at $5.25 per share
4/2/98...........................................Purchased 1500 shares at $5.25 per share
4/3/98...........................................Purchased 12190 shares at $6 per share
4/6/98...........................................Purchased 32000 shares at $8.2342 per share

         (c) As of April 6, 1998, Contrary beneficially owned 76,000 shares of Common Stock, constituting approximately .86% of the shares outstanding based on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the last periodic disclosure document filed by the Company).

         Contrary engaged in the following  transactions in the Company's Common

CUSIP NO. 45323-51-03                  13D                 Page 11 of 11 Pages




Stock during the 60 days prior to the April 6, 1998 date of this Report:

2/18/98..........................................Purchased 4800 shares at $5 per share
2/19/98..........................................Purchased 800 shares at $5 per share
3/11/98..........................................Purchased 6900 shares at $4.2685 per share
3/12/98..........................................Purchased 1170 shares at $4.125 per share
3/13/98..........................................Purchased 1710 shares at $4.125 per share
3/16/98..........................................Purchased 11320 shares at $5.3486 per share
3/16/98..........................................Purchased 11320 shares at $5.3486 per share
3/17/98..........................................Purchased 3800 shares at $5.432 per share
3/17/98..........................................Purchased 3800 shares at $5.372 per share
3/18/98..........................................Purchased 3000 shares at $5.375 per share
3/23/98..........................................Purchased 1000 shares at $5.125 per share
3/24/98..........................................Purchased 8100 shares at $5.4722 per share
3/24/98..........................................Purchased 8100 shares at $5.4722 per share
3/25/98..........................................Purchased 3600 shares at $5.25 per share
3/26/98..........................................Purchased 7200 shares at $5.2344 per share
3/31/98..........................................Purchased 720 shares at $5.25 per share
4/01/98..........................................Purchased 1440 shares at $5.25 per share
4/01/98..........................................Purchased 1440 shares at $5.25 per share
4/02/98..........................................Purchased 500 shares at $5.25 per share
4/03/98..........................................Purchased 740 shares at $6 per share
4/06/98..........................................Purchased 3700 shares at $8.2969 per share
4/06/98..........................................Purchased 15500 shares at $8.2342 per share

         (d) Little Wing has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by Quillen, as President of Quilcap, Little Wing's General Partner.

         (e) Tradewinds and Contrary each have the power to vote and dispose of their respective shares, which power may be exercised by Quillen, as President of International, the Investment Manager to both entities.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

         Not applicable.


Item 7.           Material to be Filed as Exhibits

         Not applicable.

Signatures

         After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: As of April 6, 1998


LITTLE WING, L.P.                                QUILCAP CORP.
By:  Quilcap Corp.,
General Partner
By: /s/ PARKER QUILLEN                           By: /s/ PARKER QUILLEN
Parker Quillen - President                       Parker Quillen - President

TRADEWINDS FUND LTD.                             QUILCAP INTERNATIONAL CORP.
By:  Quilcap International Corp,
General Partner
By: /s/ PARKER QUILLEN                           By: /s/ PARKER QUILLEN
Parker Quillen - President                       Parker Quillen - President

CONTRARY FUND LTD.
By:  Quilcap International Corp,
General Partner
By: /s/ PARKER QUILLEN                           /s/ PARKER QUILLEN
Parker Quillen - President                       Parker Quillen